UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of September 12, 2013

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File No. 333-183566), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following documents:

RiT Technologies Ltd. Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2013 and notes thereto, filed herewith as Exhibit 99.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2013, filed herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.
By: /s/ Elan Yaish
Elan Yaish, CFO

Date: September 12, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	RiT Technologies Ltd. Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2013 and notes thereto

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2013